Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-204437 and 333-191676 on Form S-3 and Form S-8, respectively, of our report dated March 1, 2017, relating to the consolidated financial statements of Western Refining Logistics, LP and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the St. Paul Park Logistics Transaction, which represented a transfer of assets between entities under common control resulting in the consolidated financial statements being retrospectively adjusted to present results as if the related assets had been owned historically), and the effectiveness of Western Refining Logistics, LP and subsidiaries’ internal control over financial reporting, appearing in this Annual Report on Form 10-K of Western Refining Logistics, LP for the year ended December 31, 2016.

/s/ DELOITTE & TOUCHE LLP

Phoenix, AZ
March 1, 2017